FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2021

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

▪	Enel Chile, through its subsidiary Enel Generación Chile, continues to promote the supply of 100% clean and renewable energy for several industries in the country. Thus, in recent months, the Company has reached agreements with companies such as Melón, Minera Lumina Copper, and Blumar Seefoods and its subsidiaries, in line with its sustainability strategy and commitment to the environment

▪	In late April 2021, our Enel Green Power Chile (hereafter EGP Chile) subsidiary and IM2 Solar Chile connected the first of 10, small-scale solar distributed generation systems (PMGD in its Spanish acronym) with 3 MW installed capacity located in the Maule region as part of an agreement signed by both companies to build 10 PMGDs with an aggregate 75 MW installed capacity.

▪	Our subsidiary, Enel X Chile, plans to install 140 new electric vehicle chargers in 2021, in addition to the 170 existing electric stations already installed as part of the Company’s electromobility project presented in early 2020 that is the most ambitious of its kind in Latin America. Enel X Chile’s “ElectroRuta”, to connect Arica to Punta Arenas by providing 1,200 electric vehicle charging points, continues to move forward adding new regions and segments to the route.

▪	Operating revenues reached Ch$ 600,852 million during the first quarter of 2021, a 7.6% reduction when compared to the same period of 2020, mainly due to lower energy sales in the Distribution and Transmission business, partially offset by higher energy sales and other sales in the Generation business.

▪	Procurement and services costs reached Ch$ 376,667 million as of March 2021, a 0.5% reduction when compared to the same period of 2020, mainly explained by lower transportation costs and other variable procurement and services costs, in both the Generation and the Distribution and Transmission businesses.

▪	As a result of the factors previously mentioned, Enel Chile’s EBITDA reached Ch$ 148,324 million, a 24.1% reduction when compared to the first quarter of 2020. When excluding the extraordinary effect related to the impairment of fuel inventories due to the decarbonization process for Ch$ 10,895 million, the Company’s EBITDA decreased 18.5% to Ch$ 159,219 million as of March 2021.

• 1 •

▪	Financial result went from a net financial expense of Ch$ 25,888 million as of March 2020 to Ch$ 38,314 million as of March 2021, mainly explained by higher financial expenses.

▪	Finally, net income attributable to Enel Chile for the first quarter of 2021 reached Ch$ 43,723 million, representing a 38.4% reduction when compared to the Ch$ 70,993 million for same period of 2020. When excluding the extraordinary effect previously mentioned, the Company’s net income decreased 27.9% to Ch$ 51,163 million as of March 2021.

BUSINESS SEGMENT SUMMARY

Generation

▪	Net electricity generation reached 4,492 GWh during the first quarter of 2021, 5.5% less (-263 GWh) than the same period of last year mainly due to lower hydrology.

▪	Physical energy sales amounted to 6,400 GWh as of March 2021, 10.4% more (+603 GWh) than the same period of last year, mainly explained by greater physical sales to unregulated customers.

▪	Therefore, operating revenues increased 2.8% when compared to the first quarter of 2020 to Ch$ 403,669 million, mainly explained by greater physical energy sales and gas sales.

▪	Procurement and services costs reached Ch$ 234,058 million, equivalent to a 24.8% increase when compared to March 2020, due to higher electricity purchase costs and fuel costs, offset by lower other variable procurement and services costs.

▪	As a result of the abovementioned, EBITDA of the generation business reached Ch$ 128,158 million, a 20.4% reduction primarily due to unfavorable hydrology, higher fuel prices and higher spot market prices.

	Cumulative
Physical Data	Mar-21	Mar-20	% Change

Total Sales (GWh)	6,400	5,796	10.4%
Total Generation (GWh)	4,492	4,755	(5.5%)

• 2 •

Distribution and Transmission

▪	Physical sales reached 4,010 GWh during the first quarter of 2021, representing a 7.1% reduction when compared to the same period of last year, mainly explained by lower sales in the industrial and commercial customer segments that, to a great extent, respond to the sale of the unregulated customer contract portfolio to Enel Generación Chile to comply with new regulation regarding the sole purpose of distribution companies, and the restrictions imposed in Santiago due to the COVID-19 pandemic.

▪	The total number of customers grew 1.8% to 2,015,015 customers, mainly residential and commercial customers. Annual energy losses declined from 5.25% to 5.00% as of March 2021.

▪	Operating revenues decreased 27.3% to Ch$ 261,427 million as of March 2021, mainly due to a lower average sales price when expressed in Chilean pesos and lower physical energy sales.

▪	Procurement and services costs declined 28.1% to Ch$ 206,162 million due to lower electricity purchase costs related to a lower average purchase price when expressed in Chilean pesos, lower physical energy purchases and lower transportation costs.

▪	Consequently, EBITDA of the Distribution and Transmission business decreased 44.6% when compared to March 2020 to Ch$ 25,540 million.

	Cumulative
Physical Data	Mar-21	Mar-20	% Change

Total Sales (GWh)	4,010	4,317	(7.1%)
Number of Customers	2,015,015	1,979,677	1.8%

FINANCIAL SUMMARY- ENEL CHILE

Gross debt the Company decreased US$ 180 million during the first quarter of 2021 to US$ 3,991 million when compared to March 2020. This variation is mainly explained by a US$150 million payment of an EGP Chile’s bank loan in December 2020, and a US$38 million amortization of Enel Generación Chile H and M local bonds. These payments were partially offset by a US$ 9 million increase in financial leasing liabilities (IFRS 16).

• 3 •

Liquidity available to Enel Chile is composed of the following:

>	Cash and cash equivalents : US$ 387 million
>	Undisbursed committed credit lines (*) : US$ 487 million

(*) Includes two Enel Chile committed credit lines for US$ 50 million and US$ 290 million each with related party Enel Finance International (EFI) that are completely undisbursed.

The average cost of Enel Chile’s debt remained at 4.7% during the Q1 2021, when compared to the same period of 2020.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swap and forward contracts that amount to US$ 380 million and US$ 300 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 550 million.

___________________________________________________________________

• 4 •

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019 through December 31, 2020 is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021 until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as an accounts receivable in favor of generation companies, limited to a maximum US$ 1,350 million. The balance of these accounts receivables is to be recovered by December 31, 2027.

On September 14, 2020, the National Energy Commission published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the Industry up to such date.

Additionally, this Resolution established that the payment of Balances is to be performed using the Observed Exchange Rate on the sixth working day following the day the Balance Payment Chart is published by the Coordinator, which replaces the average value of the dollar during the billing month that had been in force up to then.

>	On December 21, 2019, the Ministry of Energy issued Law 21,194 (“Distribution Short Law”) that reduces Distribution Companies’ Rate of Return and improves the electricity distribution tariff setting process. This Law eliminates the methodology that involved weighing the results of the VAD study performed by the CNE and the VAD study performed by distribution companies with a ratio of 2:3 and 1:3, respectively, and replaces it by using only the CNE’s study. The discount rate in the calculation of the annual investment cost was also modified. The previous 10% real annual pre-tax discount rate was replaced by a 6% real annual after-tax discount rate to be applied in the following tariff setting process that began November 4, 2020. The rate of return after tax of distribution companies must not be two percentage points higher or three percentage points lower than the rate defined by the CNE. The new tariff to be applied in the next tariff cycle is to be defined during 2021 and retroactive to November 2020.
• 5 •

Additionally, in order to comply with the latest amendments issued by the Ministry of Economy, Development and Reconstruction to Electricity Law 4/2016 establishing that distribution companies are only to distribute electricity as their sole purpose, on January 1, 2021, Enel Transmission Chile S.A. was created from the division of Enel Distribución Chile S.A. receiving all assets and liabilities of Enel Distribución Chile’s electricity transmission business segment.

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation Segment

We carry out our generation business in Chile through our subsidiaries Enel Generación Chile and EGP Chile, which combined, have a total 7,249 MW gross installed capacity as of March 31, 2021. Enel Chile’s generation assets are diversified, and focus on renewable energy, which represents 66% of total installed capacity. Hydroelectric power amounts to 3,561 MW, thermal power fired with gas, coal or fuel oil amounts to 2,454 MW, wind generation power amounts to 642 MW, solar generation capacity amounts to 545 MW and geothermal power represents 48 MW installed capacity.

The following chart summarizes the physical information of our generation business segment for the period ended March 31, 2021 compared to the same period of 2020:

	Energy Sales (GWh)			Market share
	Cumulative			(%)
Markets in which participates	Mar-21	Mar-20	% Change	Mar-21	Mar-20

Sistema Eléctrico Nacional (SEN)	6,400	5,796	10.4%	34.7%	31.5%

Distribution and Transmission Segment

Our Distribution and Transmission business is carried out by our subsidiaries Enel Distribución Chile S.A. and Enel Transmisión Chile S.A.

Enel Distribución Chile S.A. is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiaries Eléctrica de Colina Ltda. for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area making it the largest electricity trading company in Chile

• 6 •

Enel Transmisión Chile S.A. was created on January 1, 2021, from the division of Enel Distribución Chile S.A. receiving all assets and liabilities of Enel Distribución Chile’s electricity transmission business, including Empresa de Transmisión Chena S.A. This division was carried out to comply with the latest amendments issued by the Ministry of Economy, Development and Reconstruction to Electricity Law 4/2016 establishing that distribution companies are only to distribute electricity as their sole purpose.

The following chart summarizes the physical information of our Distribution and Transmission business segment for the period ended March 31, 2021 and 2020:

	Energy Sales			Energy Losses
	(GWh) (*)
	Cumulative			(%)
Physical Information	Mar-21	Mar-20	% Change	Mar-21	Mar-20

Distribution & Transmission Business (*)	4,010	4,317	(7.1%)	5.00%	5.25%
(*) Final sales to the customers and tolls are included.

Other Information	Mar-21	Mar-20	% Change

Number of Customers	2,015,015	1,979,677	1.8%
Customers/Employees	2,999	2,633	13.9%

The following chart shows the electricity sales revenue per business segment and customer type for the period ended March 31, 2021 and 2020:

• 7 •

	Cumulative Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Mar-21	Mar-20	Mar-21	Mar-20	Mar-21	Mar-20

Generation:	384,536	380,402	(64,480)	(101,750)	320,056	278,652
Regulated customers	181,614	216,575	(62,671)	(94,928)	118,943	121,647
Non regulated customers	190,595	160,993	(1,809)	(6,822)	188,786	154,171
Spot market	12,327	2,834	-	-	12,327	2,834
Other Clients	-	-	-	-	-	-
Distribution & Transmission:	240,930	336,864	-	(296)	240,930	336,568
Residential	123,841	135,540	-	-	123,841	135,540
Commercial	69,025	119,496	-	-	69,025	119,496
Industrial	24,871	46,923	-	-	24,871	46,923
Other	23,193	34,905	-	(296)	23,193	34,609
Less: Consolidation adjustments	(64,480)	(102,046)	-	-	-	-

Total Energy sales	560,986	615,220	(64,480)	(102,046)	560,986	615,220

Million Chilean pesos variation in Ch$ and %	(54,234)	(8.82%)	-	-	(54,234)	(8.82%)

• 8 •

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	STATEMENT OF COMPREHENSIVE INCOME ANALYSIS

Net income attributable to the shareholders of Enel Chile as of March 31, 2021, reached Ch$ 43,723 million, 38.4% or Ch$ 27,270 million less than the same period in 2020.

The following chart compares the figure of each item of the income statement as of March 31, 2021 and 2020:

	Cumulative Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Mar-21	Mar-20	Change	% Change

REVENUES	600,852	649,934	(49,082)	(7.6%)
Sales	597,324	648,187	(50,863)	(7.9%)
Other operating revenues	3,528	1,747	1,781	102.0%
PROCUREMENT AND SERVICES	(376,667)	(378,583)	1,917	(0.5%)
Energy purchases	(249,104)	(242,137)	(6,966)	2.9%
Fuel consumption	(62,201)	(46,898)	(15,303)	32.6%
Transportation expenses	(40,390)	(45,016)	4,626	(10.3%)
Other variable procurement and service cost	(24,972)	(44,533)	19,560	(43.9%)
CONTRIBUTION MARGIN	224,185	271,350	(47,165)	(17.4%)
Other work performed by entity and capitalized	5,809	3,628	2,181	60.1%
Employee benefits expense	(41,560)	(31,473)	(10,087)	32.1%
Other fixed operating expenses	(40,111)	(48,163)	8,052	(16.7%)
GROSS OPERATING INCOME (EBITDA)	148,324	195,342	(47,018)	(24.1%)
Depreciation and amortization	(50,848)	(61,258)	10,411	(17.0%)
Impairment loss (Reversal) for applying IFRS 9	(4,122)	(5,156)	1,033	(20.0%)
OPERATING INCOME (EBIT)	93,354	128,928	(35,575)	(27.6%)
NET FINANCIAL EXPENSE	(38,314)	(25,888)	(12,426)	48.0%
Financial income	4,452	5,917	(1,466)	(24.8%)
Financial costs	(54,221)	(39,359)	(14,863)	37.8%
Gain (Loss) for indexed assets and liabilities	(767)	(174)	(593)	340.5%
Foreign currency exchange differences, net	12,223	7,728	4,495	58.2%
OTHER NON-OPERATING RESULTS	410	(742)	1,153	N/A
Share of profit (loss) of associates accounted for using the equity method	410	(742)	1,153	(155.3%)
NET INCOME BEFORE TAXES	55,450	102,298	(46,848)	(45.8%)
Income Tax	(8,054)	(25,781)	17,726	(68.8%)

NET INCOME	47,396	76,518	(29,122)	(38.4%)
Shareholders of the parent company	43,723	70,993	(27,270)	(38.4%)
Non-controlling interest	3,673	5,525	(1,852)	(33.5%)

Earning per share (Ch$ /share)*	0.63	1.03	(0.39)	(38.4%)

(*) As of March 31, 2021 and March 31, 2020 the average number of paid and subscribed shares was 69,166,557,220.

• 9 •

EBITDA:

The consolidated EBITDA of Enel Chile amounted to Ch$ 148,324 million as of March 31, 2021, which represents a 24.1% reduction when compared to the Ch$ 195,342 million booked the same period of the previous year. This reduction is primarily explained by lower operating revenues of the Distribution and Transmission business mainly related to a lower average sales price when expresses in Chilean pesos.

Operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment for the periods ended March 31, 2021 and 2020, are presented below:

	Cumulative Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Mar-21	Mar-20	Change	% Change

Generation business revenues	403,669	392,607	11,062	2.8%
Distribution & Transmission business revenues	261,427	359,541	(98,114)	(27.3%)
Less: consolidation adjustments and other activities	(64,244)	(102,215)	37,971	(37.2%)
Total Consolidated Revenues	600,852	649,934	(49,082)	(7.6%)

Generation business costs	(234,058)	(187,620)	(46,438)	24.8%
Distribution & Transmission business costs	(206,162)	(286,840)	80,679	(28.1%)
Less: consolidation adjustments and other activities	63,553	95,877	(32,324)	(33.7%)
Total Consolidated Procurement and Services Costs	(376,667)	(378,583)	1,917	(0.5%)

Personnel Expenses	(14,563)	(13,082)	(1,481)	11.3%
Other expenses by nature	(26,890)	(30,830)	3,940	(12.8%)
Total Generation business	(41,453)	(43,912)	2,459	(5.6%)
Personnel Expenses	(10,705)	(6,565)	(4,141)	63.1%
Other expenses by nature	(19,019)	(20,004)	985	(4.9%)
Total Distribution & Transmission business	(29,725)	(26,569)	(3,156)	11.9%
Less: consolidation adjustments and other activities	(4,684)	(5,527)	844	(15.3%)

EBITDA, by business segment
Generation business EBITDA	128,158	161,075	(32,918)	(20.4%)
Distribution & Transmission business EBITDA	25,540	46,132	(20,591)	(44.6%)
Less: consolidation adjustments and other activities	(5,374)	(11,865)	6,491	(54.7%)

TOTAL ENEL CHILE CONSOLIDATED EBITDA	148,324	195,342	(47,018)	(24.1%)

Generation Business EBITDA

The EBITDA of our Generation Business Segment reached Ch$ 128,158 million as of March 31, 2021, which represents a Ch$ 32,918 million, or 20.4%, reduction when compared to the same period of 2020. The main variables that explain this result are described below:

• 10 •

▪	Operating revenues amounted to Ch$ 403,669 million as of March 31, 2021, a Ch$ 11,062 million, or 2.8% increase when compared to the same period of 2020, primarily due to the following:

>	Higher energy sales amounting to Ch$ 4,209 million, mainly explained by: (i) +603 GWh greater physical sales amounting to Ch$ 30,775 million (+1,011 GWh to unregulated customers partially offset by -370 GWh to regulated customers and -39 GWh to the spot market) primarily related to the purchase of Enel Distribución Chile’s unregulated customer contract portfolio to comply with new regulation regarding the sole purpose of distribution companies; and (ii) a Ch$ 8,780 million increase in ancillary services revenue related to safety and service quality and other revenues. These effects were partially offset by (iii) a lower average sales price when expressed in Chilean pesos due to the appreciation of the local currency / US dollar exchange rate for Ch$ 34,996 million.

>	Greater other sales for Ch$ 4,931 million mainly due to an increase in gas sales revenue.

>	Higher other operating revenues for Ch$ 2,237 million mainly due to greater revenue from commodity hedging instruments for Ch$ 1,890 million.

▪	Operating costs reached Ch$ 234,058 million as of March 31, 2021, which represents a 24.8% increase when compared to the Ch$ 46,438 million for the same period of 2020, mainly explained by:

>	Higher Energy purchases for Ch$ 50,589 million, mainly due to greater physical energy purchases from other generation companies (+622 GWh) and on the spot market (+244 GWh) needed to satisfy the greater electricity demand of unregulated customers and due to the lower level of own hydroelectric generation (-270 GWh) as a consequence of Chile’s hydrologic conditions.

>	Higher Fuel consumption costs for Ch$ 15,303 million mainly due to: (i) a Ch$ 10.742 million increase in impairment losses on coal inventories and Ch$ 153 million on diesel oil inventories both related to the retirement of Bocamina II power plant, which was impaired during the second quarter of 2020; and (ii) a Ch$ 5,680 million increase in fuel oil consumption costs. These effects were partly offset by lower gas consumption costs for Ch$ 2,481 million related to lower gas-fired electricity generation.

The above was partially offset by:

>	Lower other variable procurement and services costs for Ch$ 18,702 million, mainly due to a lower cost of commodity hedging transactions amounting to Ch$ 21,664 million, partially offset by higher gas commercialization costs for Ch$ 3,608 million.
• 11 •

▪	Personnel expenses (net of personnel expense capitalization) reached Ch$ 14,563 million as of March 31, 2021, which represents a Ch$ 1,481 million increase when compared to the same period of 2020. This higher cost is mainly due to: (i) and increase in bonuses related to the collective bargaining agreement with the unions of Enel Generación Chile and EGP Chile for Ch$ 1,448 million; and (ii) higher salaries for Ch$ 877 million due to a greater number of employees. These effects were partially offset by the greater capitalization of personnel expenses for Ch$ 749 million.

▪	Other expenses amounted to Ch$ 26,890 million, which represents a Ch$ 3,940 million reduction when compared to March 31, 2020, mainly due to: (i) a Ch$ 1,714 million decrease in maintenance and repair service expenses; (ii) a Ch$ 669 million decrease in professional services costs; (iii) a Ch$ 652 million reduction in donations; (iv) a Ch$ 558 million reduction in technical support and administrative costs; (v) a Ch$ 344 million reduction in outsourced services.

Distribution and Transmission Business EBITDA:

The EBITDA of our Distribution and Transmission Segment reached Ch$ 25,540 million as of March 31, 2021, which represents a Ch$ 20,591 million, or 44.6% reduction when compared to the same period of last year. The main variables that explain this outcome are described below:

▪	Operating revenues amounted to Ch$ 261,427 million during Q1 2021, a Ch$ 98,114 million reduction, equivalent to 27.3%, when compared to Q1 2020. This negative variation is mainly due to :

>	A Ch$ 94,816 million decrease in energy sales primarily as the result of: (i) a lower average sales price when expressed in Chilean pesos due to the appreciation of the local currency / US dollar exchange rate for Ch$ 70,846 million; and (ii) lower physical energy sales (-1,005 GWh) equivalent to Ch$ 23,969 million, mainly in the commercial and industrial customer segments, partly offset by higher toll billings (+698 GWh). The lower physical energy sales are primarily related to the sale of the unregulated customer contract portfolio to Enel Generación Chile (-927 GWh) and to a less extent, the lockdowns in various counties within Santiago as a consequence of the COVID-19 pandemic.

>	Lower other services revenue amounting to Ch$ 2,673 million, mainly due to a Ch$ 2,051 million decrease in revenue from the construction of customer connections.

• 12 •

>	Other operating revenues declined Ch$ 773 million mainly explained by: (i) lower revenue from recovering non-registered consumptions (CNR in its Spanish acronym) for Ch$ 545 million; and (ii) lower revenue from insurance claims in 2020 for Ch$ 208 million.

▪	Operating costs as of March 31, 2021 reached Ch$ 206,162 million, a Ch$ 80,679 million reduction, equivalent to 28.1%, due to:

>	Lower energy purchases for Ch$ 78,092 million, mainly explained by: (i) a lower average energy purchase price for Ch$ 54,421 million; and (ii) lower physical purchases during the period (-1,086 GWh) amounting to Ch$ 23,646 million primarily related to the sale of the unregulated customer contract portfolio to Enel Generación Chile (-940 GWh).

>	A Ch$ 1,978 million reduction in transportation costs mainly due to lower zonal transmission toll payments to transmission companies.

▪	Personnel Expenses (after capitalized personnel costs) reached Ch$ 10,705 million for the period ended March 31, 2021, a Ch$ 4,141 million increase when compared to the same period of 2020 due to: (i) bonuses related to the collective bargaining agreements with unions of Enel Distribución Chile and Enel Transmisión Chile for Ch$ 4,659 million; and (ii) higher annual performance bonuses and other recurring benefits for Ch$ 702 million. These effects were partly offset by the greater capitalization of personnel expenses related to investment projects amounting to Ch$ 1,385 million.

▪	Other expenses as of March 31, 2021 reached Ch$ 19,019 million, which represents a Ch$ 985 million reduction when compared to the same period of 2020, mainly due to lower operations and maintenance costs for Ch$ 967 million related to customer services (call center and meter reading) and maintenance and repairs.

Depreciation, Amortization and Impairment

The following table presents the Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of March 31, 2021 and 2020:

• 13 •

BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	128,158	(40,085)	88,073	161,075	(50,333)	110,742
Distribution & Transmission business	25,540	(15,297)	10,243	46,132	(15,544)	30,588
Less: consolidation adjustments and other activities	(5,374)	412	(4,962)	(11,865)	(537)	(12,402)

TOTAL ENEL CHILE CONSOLIDATED	148,324	(54,970)	93,354	195,342	(66,414)	128,928

Depreciation, amortization, and impairment costs amounted to Ch$ 54,970 million for the three-month period ended March 1, 2021, a Ch$ 11,444 million reduction when compared to the same period of 2020. This variation is mainly explained by:

>	A Ch$ 10,082 million reduction in the depreciation and amortization of our Generation Business Segment mainly due to Ch$ 9,157 million less depreciation as a consequence of the impairment of the coal-fired power plant Bocamina II booked in 2020 related to the Group’s decarbonization process.

>	A Ch$ 1,033 million reduction in financial asset impairment losses primarily explained by lower Enel X Chile trade accounts receivables resulting from a better recovery of such accounts.

Non-Operating Income

The following chart presents Enel Chile’s consolidated non-operating income as of March 31, 2021, and 2020:

	Cumulative Figures
NON OPERATING INCOME (Figures in million Ch$)	Mar-21	Mar-20	Change	% Change

Financial income	4,452	5,917	(1,466)	(24.8%)
Financial costs	(54,221)	(39,359)	(14,863)	37.8%
Gain (Loss) for indexed assets and liabilities	12,223	7,728	4,495	58.2%
Foreign currency exchange differences, net	(767)	(174)	(593)	N/A
NET FINANCIAL EXPENSE ENEL CHILE	(38,314)	(25,888)	(12,426)	48.0%

Share of profit (loss) of associates accounted for using the equity method	410	(742)	1,153	(155.3%)
OTHER NON-OPERATING RESULTS	410	(742)	1,153	(155.3%)

NET INCOME BEFORE TAXES	55,450	102,298	(46,848)	(45.8%)
Income Tax	(8,054)	(25,781)	17,726	(68.8%)

NET INCOME OF THE PERIOD	47,396	76,518	(29,122)	(38.1%)
Attributable to Shareholders of the parent company	43,723	70,993	(27,270)	(38.4%)
Attributable to Non-controlling interest	3,673	5,525	(1,852)	(33.5%)

• 14 •

Financial Result

The consolidated financial result of Enel Chile, as of March 31, 2021, amounted to a Ch$ 38,314 million loss, which represents a Ch$ 12,426 million higher loss when compared to the Ch$ 25,888 million loss booked as of March 31, 2020. These results are primarily explained by the following:

Financial income decreased Ch$ 1,466 million mainly due to less income on short term fixed income investments amounting to Ch$ 1,771 million, which was partially offset by higher income from refinancing customer accounts amounting to Ch$ 454 million.

Financial expenses increased Ch$ 14,863 million mainly due the Ch$ 32.091 million higher financial expenses related to selling and transferring trade accounts receivables. This effect was partly offset by: (i) greater interest capitalization for Ch$ 11,505 million related to the development of additional NCRE projects and a greater continuity in the development of the Los Cóndores project; and (ii) a Ch$ 5,809 million reduction in interest on bank loans and bonds.

Income related to indexation declined Ch$ 593 million, primarily due to a Ch$ 460 million increase in indexation losses related to IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina.

Income from exchange rate differences increased Ch$ 4,495 million, mainly due to a lower negative exchange rate difference on: (i) trade account payables for Ch$ 25,444 million including the Ch$ 7,063 million lower negative exchange rate difference effect related to the Tariff Stabilization Law that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers; (ii) financial debt and derivatives for Ch$ 3,594 million; and (iii) other non-financial assets and liabilities for Ch$ 3,189 million.

The aforementioned was partially offset by the lower positive exchange rate difference effect on: (i) trade account receivables for Ch$ 17,982 million, including the Ch$ 24,986 million lower positive exchange rate difference effect related to the Tariff Stabilization Law; and (ii) cash and cash equivalents for Ch$ 9,056 million.

Corporate Taxes:

Corporate income tax amounted to Ch$ 8,054 million as of March 31, 2021, Ch$ 17,726 million less than the amount for the first quarter of 2020. This lower corporate tax amount is primarily explained by: (i) Ch$ 9,605 million due to lower operating income; and (ii) Ch$ 7,933 million as a consequence of higher financial expenses related to the sale and transfer of trade accounts receivables during Q1 2021.

• 15 •

2.	BALANCE SHEET ANALYSIS

ASSETS (Figures in million Ch$)	Mar-21	Dec-19	Change	% Change

Current Assets	1,024,504	1,026,401	(1,897)	(0.2%)
Non Current Assets	7,002,699	6,878,071	124,628	1.8%

Total Assets	8,027,203	7,904,472	122,731	1.6%

Total Assets of the Company as of March 31, 2021, increased Ch$ 122,731 million, equivalent to a 1.6% increase when compared to total assets as of December 31, 2020.

Current Assets decreased Ch$ 1,897 million as of March 31, 2021. The variations in the main categories are presented below:

•	Cash and cash equivalents decreased Ch$ 52,663 million, mainly explained by the following cash disbursements: (i) purchase of property, plant, and equipment for Ch$ 285,879 million; (ii) employee-related payments for Ch$ 39,401 million; (iii) income tax payments for Ch$ 22,246 million; and (iv) other cash disbursements for Ch$ 39,133 million, mainly related to value added tax and other tax payments. All the above was partially offset by customer collections net of payments to suppliers for Ch$ 334,424 million, which includes the cash inflow from the sale and transfer of trade accounts receivables of the Generation, Distribution and Transmission business segments for Ch$ 157,960 million.

•	Other current non-financial assets increased Ch$ 6,792 million, mainly due to a Ch$ 5,528 million increase in value added tax credits, primarily in Enel Generación Chile, and higher prepaid expenses for Ch$ 1,344 million.

•	Trade accounts receivables and other current accounts receivables increased Ch$ 18,553 million, mainly due to a Ch$ 23,451 million increase in trade accounts receivables partially offset by Ch$ 5,360 million lower insurance payments to be received on claims related to Central Tarapacá and Bocamina I.

•	Current related party accounts receivables increased Ch$ 4,825 million, mainly due to higher Enel Global Trading SpA receivables for Ch$ 4,387 million primarily related to commodity derivative transactions.

•	Inventories increased Ch$ 7,300 million, mainly due to greater stock of gas amounting to Ch$ 3,433 million, and greater spare parts and other materials for Ch$ 4,433 million primarily in our Generation business segment.

•	Current tax assets increased Ch$ 13,084 million due to higher monthly employee related payments in Enel Distribución Chile for Ch$ 7,212 million and in Enel Generación Chile for Ch$ 5,640 million.

• 16 •

Non-Current Assets increased Ch$ 124,628 million as of March 31, 2021 when compared to December 31, 2020. The variations in the main categories are presented below:

•	Trade accounts receivables and other non-current accounts receivables, decreased Ch$ 93,113 million mainly explained by the sale of Enel Generación Chile and EGP Chile energy sales accounts receivables related to the Tariff Stabilization Law for Ch$ 121,652 million. This effect was partially offset by a Ch$ 18,570 million increase in trade accounts receivables of the Distribution and Transmission business segment and Ch$ 12,001 million in the Generation business segment due to the recognition of pending tariff adjustments related to the Tariff Stabilization Law.

•	Property, plant, and equipment increased by Ch$ 200,802 million, mainly due to: (i) an increase in projects under construction for Ch$ 205,625 million, primarily in the Generation business; and (ii) a Ch$ 41,673 million increase in exchange differences. These effects were partially compensated by Ch$ 47,054 million in depreciation during the period.

•	Deferred tax assets increased Ch$ 10,844 million mainly related to unused tax losses for Ch$ 11,860 million primarily related to the greater taxable loss of Enel Chile and Enel Generación Chile during the first quarter of 2021, for Ch$ 6,090 million and Ch$ 5,770 million, respectively.

LIABILITIES AND EQUITY (Figures in million Ch$)	Mar-21	Dec-19	Change	% Change

Current Liabilities	1,043,702	1,045,480	(1,778)	(0.2%)
Non Current Liabilities	3,325,495	3,264,717	60,778	1.9%
Total Equity	3,658,006	3,594,275	63,731	1.8%
Attributable to the Shareholders of parent company	3,409,110	3,351,916	57,194	1.7%
Attributable to Non-controlling interest	248,896	242,359	6,537	2.7%

Total Liabilities and Equity	8,027,203	7,904,472	122,731	1.6%

The Company’s Total Liabilities as of March 31, 2021, including Equity, reached Ch$ 8,027,203 million, representing a 1.6% increase when compared to total liabilities and equity as of December 31, 2020.

Current liabilities decreased Ch$ 1,778 million. The variations in the main categories are presented below:

•	Other current financial liabilities increased Ch$ 15,724 million, mainly explained by (i) a higher balance of Enel Chile loans for Ch$ 14,515 million due to interest accruals; and (ii) an increase of hedging and non-hedging derivative liabilities for Ch$ 1,209 million.

• 17 •

•	Trade accounts payable and other current accounts payable decreased Ch$ 38,275 million, mainly due to a Ch$ 58,486 million reduction in asset purchases accounts payable partially offset by a Ch$ 21,847 million increase in accounts payable for energy purchases.

•	Current related party accounts payable increased Ch$ 22,741 million, primarily due to a higher balance of accounts payable to: (i) GNL Chile S.A. for Ch$ 13,582 million related to gas purchases; (ii) to Enel Green Power SpA for Ch$ 4,858 million related to technical and engineering services; and (iii) to Enel Finance International (EFI) for Ch$ 3,040 million mainly related to interest accruals on loans granted to Enel Chile and EGP Chile.

Non-Current Liabilities increased Ch$ 60,778 million as of March 31, 2021 when compared to December 2020, which is explained by the following:

•	Other non-current financial liabilities increased Ch$ 24,481 million, due to: (i) the effect of exchange rate differences and indexation on bonds for Ch$ 22,445 million; and (ii) the increase of hedging and non-hedging derivative liabilities for Ch$ 2,035 million.

•	Other non-current accounts payable increased Ch$ 11,854 million, mainly due to an increase in the Distribution and Transmission business accounts payable for energy purchases amounting to Ch$ 11,746 million.

•	Non-current trade accounts payable to related parties increased Ch$ 21,090 million, explained by a Ch$ 20,787 million increase in the balance of accounts payable to EFI, primarily due to the effect of the exchange rate on the total amount of debt of the Group companies with EFI (US$ 1,644 million).

Total Equity amounted to Ch$ 3,658,006 million as of March 31, 2021 showing a positive variation of 1.8% compared to December 31, 2020.

Equity attributable to the shareholders of Enel Chile amounted to Ch$ 3,409,110 million, comprised of the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 1,791,161 million, and Other reserves for Ch$ -2,264,155 million.

Retained earnings increased Ch$ 43,723 million explained by the period’s net income.

Other reserves increased Ch$ 13,471 million, mainly explained by: (i) an increase in exchange reserves for Ch$ 19,911 million; and (ii) an increase in other various reserves for Ch$ 848 million. These effects were partially offset by a reduction in cash flow coverage reserves for Ch$ 7,629 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 248,896 million, which represents a Ch$ 6,537 million positive variation when compared to the balance as of December 31, 2020. This improvement is primarily explained by the Ch$ 3,673 million net income for the period and other comprehensive income for Ch$ 2,705 million.

• 18 •

The performance of main financial ratios is the following:

RATIO		UNIT	Mar-21	Dec-19	Mar-20	Change	% Change

Liquidity	Liquidity (1)	Times	0.98	0.98	-	0.00	0.2%
	Acid-test (2)	Times	0.95	0.96	-	(0.01)	(1.4%)
	Working capital	MMCh$	(19,198)	(19,079)	-	(119)	0.6%
Leverage	Leverage (3)	Times	1.19	1.20	-	(0.01)	(0.5%)
	Short-term debt (4)%		23.9%	24.3%	-	(0.4%)	(1.7%)
	Long-term debt (5)%		76.1%	75.7%	-	0.4%	0.5%
	Financial expenses coverage (6)	Times	3.47	-	6.14	(2.67)	(43.5%)
Profitability	Op. income / Op. Revenues	%	15.5%	-	19.8%	(4.3%)	(21.5%)
	ROE (7)%		(2.3%)	-	5.5%	(7.8%)	(141.5%)
	ROA (8)%		(1.0%)	-	2.5%	(3.5%)	(139.0%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current ratio as of March 31, 2021, reached 0.98 times, remaining stable when compared to December 2020.

>	Acid test or quick ratio, as of March 31, 2021, was 0.95 times, which represents a slight 1.4% reduction when compared to December 31, 2020.

>	Working capital, as of March 31, 2021, amounted to Ch$ 19,198 million, remaining stable when compared to December 31, 2020.

>	The debt ratio was 1.19 times, which represents the level of commitment of Enel Chile’s equity for the period ended March 31, 2021, commitment that remained stable when compared to the level on December 31, 2020.

>	The financial expense coverage ratio for the period ended March 31, 2021, was 3.47 times, which represents the ability to cover all financial expenses with the EBITDA. The 43.5% reduction in this index when compared to the same period of last year is mainly due to the lower EBITDA this period and higher financial expenses primarily due to the sale and transfer of trade accounts receivables during the first quarter of this year.

• 19 •

When excluding the fuel inventory impairment effect related to the disconnection of Bocamina II booked during the first quarter of 2021, the financial expense coverage ratio would have reached 3.72 times.

>	The profitability index was 15.5% as of March 31, 2021 compared to 19.8% for the same period of 2020. This change is, to a great extent, due to lower operating revenue in the Distribution and Transmission segment.

When excluding the fuel inventory impairment effect related to the disconnection of Bocamina II booked during the first quarter of 2021, the profitability index would have reached 17.4%.

>	Return on equity of the owners of the controlling shareholder was -2.3% for the period ended March 31, 2021, which represents a 141.5% reduction when compared to the figure for the same period of 2020. When excluding the effect of the extraordinary transactions booked during the comparable trailing period of 2020, primarily related to the impairment of our coal-fired power plants, return on equity would have increased 12.1% (12.3% as of March 31, 2021 and 11.0% as of March 31, 2020).

>	Return on assets was -1.0% for the period ended March 31, 2021, which is 3.5 percentage points below the figure for same period of last year. When excluding the effect of the extraordinary transactions booked during the comparable trailing period of 2020, primarily related to the impairment of our coal-fired power plants, return on assets would have increased 7.9% (5.4% as of March 31, 2021 and 5.0% as of March 31, 2020).

• 20 •

3.	MAIN CASH FLOWS

The net cash flow of the Enel Chile Group amounted to a negative Ch$ 52,712 million for the three-month period ended March 31, 2021, which represents a Ch$ 471,263 million reduction when compared to the same period of the previous year. The main factors that explain this cash flow decrease, classified as either operating, investing, or financing activities, are presented below:

NET CASH FLOW (Figures in million Ch$)	Mar-21	Mar-20	Change	% Change

From Operating Activities	236,734	96,743	139,991	144.7%
From Investing Activities	(272,471)	(117,918)	(154,553)	131.1%
From Financing Activities	(16,975)	439,726	(456,701)	(103.9%)

Total Net Cash Flow	(52,712)	418,551	(471,263)	112.6%

Net cash flow from operating activities amounted to Ch$ 236,734 million for the three-month period ended March 31, 2021, which represents a 144.7% increase when compared to March 2020. These cash flows come primarily from: (i) sales of goods and services amounting to Ch$ 863,385 million; and (ii) cash inflows from insurance coverage net of premium payments for Ch$ 3,346 million. These cash inflows were partially offset by the following cash outflows: (i) supplier payments for Ch$ 528,960 million; (ii) employee payments for Ch$ 39,401 million; (iii) income tax payments for Ch$ 22,246 million; and (iv) other operational cash disbursements for Ch$ 39,133 million, primarily value added tax and other tax payments.

The most relevant operational cash inflow which amounted to Ch$ 139,991 million is primarily explained by the sale and transfer of trade accounts receivables of Enel Generación Chile, EGP Chile and Enel Distribución Chile during the first quarter of 2021 that amounted to Ch$ 157,960 million.

Net cash flow used in investing activities amounted to Ch$ 272,471 million for the three-month period ended March 31, 2021. These cash flows are mainly comprised of: (i) Ch$ 267,682 million for the purchase (net of sales) of property, plant, and equipment; and (ii) Ch$ 9,724 million to purchase intangible assets.

The most relevant investment cash outflow amounted to Ch$ 154,553 million and is primarily explained by the Ch$ 175,333 million disbursement to purchase property, plant, and equipment, mostly disbursed by the EGP Chile Group related to the development of its renewable power project portfolio, which was partly offset by the cash inflow from the sale of the Enel Generación Chile’s Quintero-San Luis transmission line for Ch$ 18,197 million carried out in December 2020.

• 21 •

Net cash flow from financing activities amounted to Ch$ 16,975 million for the three-month period ended March 31, 2021. These cash flows are mainly the following cash outflows: (i) interest payments for Ch$ 14,171 million; and (ii) dividend payments for Ch$1,839 million.

The Ch$ 456,701 million reduction in cash flow from financing activities, when compared to the first quarter of 2020, is mainly explained by the loans granted by EFI to Enel Chile for Ch$ 484,520 million during Q1 2020 partially offset by a Ch$ 32,093 million reduction in dividend payments.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the three-month period ended March 31, 2021 and 2020.

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
ENEL CHILE	Mar-21	Mar-20	Mar-21	Mar-20

Generation business in Chile	265,127	85,161	40,146	50,228
Distribution & Transmission business in Chile	19,982	24,519	10,539	10,681
Other entities (business different to generation and distribution)	770	865	163	349

Total Consolidated ENEL CHILE Group	285,879	110,545	50,848	61,258

The most relevant cash outflows originate in the Generation business and are related to the construction of new renewable energy projects that amounted to Ch$ 265,127 million as of March 31, 2021. In the Distribution and Transmission business, cash disbursements amounted to Ch$ 19,982 million and are basically investments in network operational optimization projects to increase the level of efficiency and service quality.

• 22 •

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as emperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

• 23 •

t

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Risk Management Control System (SCGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within each Company, which is reviewed and approved at the beginning of each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The company seeks protection for all risks that may affect the achievement of business objectives. In January 2020, a new risk taxonomy has been approved for the entire Enel Group, which considers 6 macro categories and 37 sub-categories.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors in turn by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

• 24 •

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	March 31, 2021	December 31, 2020

Fixed Interest Rate	99%	99%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility. In this sense, the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by effective risk mitigation actions through derivative financial instruments.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

• 25 •

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the first quarter of 2021, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market. It should be noted that the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by risk mitigation actions through derivative financial instruments.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

>	Fuel purchases for the process of electricity generation.

>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of March 31, 2021, the Company held swaps for 839 kBbl of Brent oil to be settled in 2021 and 320 kBbl of Brent oil to be settled in 2022, 541 kTon of Coal API2 to be settled in 2021, for 20.0 TBtu of Henry Hub gas to be settled in 2021, and for 3.8 TBtu of Henry Hub gas to be settled in 2022.

As of December 31, 2020, the Company held swaps for 1,782 kBbl of Brent to be settled in 2021 and 16.8 TBtu of Henry Hub to be settled in 2021.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the first quarter of 2021 due to the mitigation strategies implemented.

• 26 •

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives.

As of March 31, 2021, the liquidity of Enel Chile Group was Ch$ 279,373 million in cash and cash equivalents and Ch$ 142,273 million in long-term committed credit lines. As of December 31, 2020, the liquidity of Enel Chile Group was Ch$ 332,036 million in cash and cash equivalents and Ch$ 140,643 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregulated clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited. However, the measure of supply cut-off in the event of payment defaults was suspended since March 2020, as support measures for the most vulnerable customers adopted by Enel Distribución Chile, and subsequently in compliance with Law No. 21,249 and Law No. 21,301 enacted in August 2020 and December 2020, respectively, effective until May 2021.

With respect to the impact of COVID-19, the results of specific internal analyses did not reveal significant statistical correlations between the main economic indicators (GDP, unemployment rate, etc.) and solvency. However, impairment losses increased in 2020 as a result of an increase in expected credit losses from counterparties.

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

• 27 •

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

It should be noted that the downward macroeconomic scenarios due to the COVID-19 effect did not have significant impacts on the credit quality of the counterparties.

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt
>	Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

>	The US$ Libor rate of interest.
>	The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 313,505 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

• 28 •

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

Non-payment – after any applicable grace period – of Enel Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 100 million, and whose amount past due also exceeds the equivalent of US$ 100 million, could lead to the advance payment of the bank credit under New York State law, which was drawn in March 2018. Furthermore, this credit line contains provisions under which certain events other than non-payment, at Enel Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 300 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

• 29 •

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of March 31, 2021.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of March 31, 2021.

• 30 •

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
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Title: Chief Executive Officer

Date: May 4, 2021